                      [Sullivan & Cromwell LLP Letterhead]










                                                              December 20, 2004



Ms. Pamela Ann Long,
    Assistant Director,
        Division of Corporation Finance,
            Securities and Exchange Commission,
                450 Fifth Street, NW,
                    Washington, DC  20549.

                  Re:      Novelis Inc.
                           Registration Statement on Form 10
                           File No. 001-32312

Dear Ms. Long:

                  On behalf of our client, Alcan Inc. ("Alcan"), and Novelis Inc. (the "Company"), we have set forth below the Company's responses to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the "Staff"), dated December 14, 2004, relating to the registration statement on Form 10 (File No. 001-32312) (the "Registration Statement") filed by the Company on September 28, 2004, Amendment No. 1 to the Registration Statement filed by the Company on November 17, 2004 and Amendment No. 2 to the Registration Statement filed by the Company on November 23, 2004. The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (the "Amendment"). The Amendment reflects the Company's responses to the Staff's comments as well as certain updating information and conforming changes resulting therefrom.

                  Except as otherwise noted in this response letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company's response.


GENERAL

         1. PLEASE PROVIDE A BRIEF STATEMENT AT THE BEGINNING OF YOUR INFORMATION STATEMENT IDENTIFYING THE SPECIFIC TRANSACTIONS YOU INDICATE ARE ENCAPSULATED IN THE TERM "REORGANIZATION TRANSACTIONS" IN YOUR NOVEMBER 17, 2004,

Ms. Pamela Ann Long

                  RESPONSE TO THE SECOND COMMENT OF OUR LETTER OF OCTOBER 29, 2004. PLEASE INCLUDE YOUR INTENDED EXCHANGE OF ALCAN STOCK OPTIONS HELD BY EMPLOYEES FOR NOVELIS STOCK OPTIONS, AS DESCRIBED ON PAGE 111 OF AMENDMENT NO. 2 AND YOUR SIMILAR REPLACEMENT OF STOCK PRICE APPRECIATION UNITS DESCRIBED ON PAGE 112.

                  In response to the Staff's comment, the Company has revised pages 3 and 4 of the Amendment to include a brief statement summarizing the steps in the "reorganization transactions," and noting the intended exchange of Alcan stock options held by Novelis employees for Novelis stock options and similar replacement of Alcan stock appreciation units for Novelis stock appreciation units.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA; PAGE 63

         PRO FORMA BALANCE SHEET; PAGE 64

         2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. PLEASE CLARIFY WHETHER THE FINANCIAL INSTITUTION HAS PROVIDED YOU WITH A FIRM COMMITMENT TO PROVIDE YOU WITH THE AMOUNT OF DEBT AND ON THE TERMS DESCRIBED IN NOTE (b) AS WELL AS WHETHER THIS FINANCIAL INSTITUTION HAS COMMITTED TO SUBSEQUENTLY SWAP A PORTION OF THE SEVEN-YEAR TERM LOANS INTO A SEVEN-YEAR FIXED RATE LOAN. IF THE FINANCIAL INSTITUTION HAS NOT PROVIDED YOU WITH A FIRM COMMITMENT, WE ARE NOT YET PERSUADED THESE ADJUSTMENTS ARE FACTUALLY SUPPORTABLE.

                  The Company has revised pages 65 and 68 of the Amendment in response to the Staff's comment.

                  The Company supplementally advises the Staff that it has been provided a firm commitment letter from a group of financial institutions with respect to the full amount of indebtedness it expects to incur in connection with the reorganization transactions. This consists of a $2.0 billion senior secured credit facility and a $1.3 billion senior unsecured bridge facility. The Company does not expect to draw down on the bridge facility, but rather expects to issue fixed rate debt securities shortly after the effective date of the separation in order to pay amounts due to Alcan or its subsidiaries. To the extent the issuance of the fixed rate debt securities is not completed within the anticipated time frame following the separation, the bridge facility will act as a backstop.

                  In this connection, upon the effective date of the separation, the Company and certain of its subsidiaries will issue unsecured notes (the "seller notes") to Alcan in the aggregate amount of $1.4 billion, which is expected to be refinanced thereafter with the proceeds from the issuance of the fixed rate debt securities discussed above. The seller notes will bear interest at a rate equivalent to the anticipated rate payable on the fixed rate debt securities to be issued. As a result, even though the bridge facility is expected to bear interest at a variable rate, the Company's interest expense on the anticipated senior unsecured debt at a principal amount of $1.3 billion will not exceed the anticipated interest payable on the fixed rate debt securities.

                  Based on the foregoing, the Company believes that the pro forma adjustments made to reflect its anticipated new borrowings, as revised in the Amendment, are factually supportable.

         3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10. YOU HAVE NOT DISCLOSED IN THE FOOTNOTE TO ADJUSTMENT (f) THE MAXIMUM AMOUNT OF THE POTENTIAL PAYMENT OR THE FORMULA THAT WILL BE USED TO DETERMINE THE ACTUAL PAYOUT. PLEASE DISCLOSE BOTH.

                  The Company has revised pages 69 and 70 of the Amendment in response to the Staff's comment.

Ms. Pamela Ann Long


         PRO FORMA STATEMENT OF INCOME; PAGE 65

         4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12. AS PREVIOUSLY REQUESTED, PLEASE REVISE NOTE (d) TO SHOW PRECISELY HOW THE ADJUSTMENT AMOUNTS WERE COMPUTED. EACH ADJUSTMENT SHOULD DISCLOSE THE AMOUNT OF EACH LOAN BEING REPAID OR ISSUED MULTIPLIED TIMES ITS INTEREST RATE AND ARRIVE AT THE AMOUNT OF INTEREST EXPENSE TO BE DEDUCTED OR ADDED IN THE PRO FORMA ADJUSTMENT. FOR DEBT THAT INCURS INTEREST AT A VARIABLE RATE, YOU SHOULD USE THE AVERAGE VARIABLE RATE THAT THIS DEBT WOULD HAVE INCURRED OVER THE APPROPRIATE HISTORICAL PERIOD FOR WHICH YOU ARE GIVING PRO FORMA EFFECT. PLEASE ALSO DISCLOSE THE AVERAGE INTEREST RATE USED FOR EACH PERIOD AND THE INDEXED RATE (LIBOR+X% OR PRIME+X%) OF THE NEW DEBT. MAKE THE APPROPRIATE REVISIONS.

                  The Company has revised page 69 of the Amendment in response to the Staff's comment.

         5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 13 AND YOUR DISCLOSURES IN THE NOTE TO ADJUSTMENT (e). PLEASE DISCLOSE HOW THE RECORDING OF A VALUATION ALLOWANCE WOULD RESULT IN YOUR EFFECTIVE TAX RATE BEING LOWER THAN THE STATUTORY TAX RATE.

                  The Company has revised page 69 of the Amendment in response to the Staff's comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS; PAGE 69

         6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 18. IT DOES NOT APPEAR THAT YOU HAVE QUANTIFIED THE IMPACT OF EACH FACTOR WHEN MULTIPLE FACTORS HAVE CONTRIBUTED TO MATERIAL FLUCTUATIONS. FOR EXAMPLE, YOUR SALES AND OPERATING REVENUES INCREASED $1.1 BILLION OF THE NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2003, OF WHICH YOU STATE APPROXIMATELY HALF OF THE INCREASE WAS DUE TO HIGHER LME ALUMINUM PRICES. YOU STATE THAT THE REMAINING INCREASE WAS DUE TO INCREASED ROLLED PRODUCTS SHIPMENTS AND THE IMPACT OF THE U.S. DOLLAR. PLEASE ALSO QUANTIFY THE EXTENT TO WHICH THE INCREASED ROLLED PRODUCTS SHIPMENTS CONTRIBUTED TO THE $1.1 BILLION INCREASE AS WELL AS THE EXTENT TO WHICH THE IMPACT OF THE U.S. DOLLAR CONTRIBUTED TO THE $1.1 BILLION INCREASE.

                  The Company has revised pages 75 through 94 of the Amendment in response to the Staff's comment.

         7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 19. IT DOES NOT APPEAR THAT YOU DISCUSSED THE BUSINESS REASONS FOR THE CHANGES BETWEEN PERIODS IN THE SALES AND BGP OF YOUR SEGMENTS. YOUR RESPONSE REFERS TO THE SECTION HEADING "SEGMENT RESULTS." FOR EXAMPLE, FOR NOVELIS NORTH AMERICA, WE WOULD EXPECT TO SEE A DISCUSSION ON WHAT LED TO THE INCREASED ROLLED PRODUCT SHIPMENTS, HIGHER CONVERSION PRICES, AND THE RECOVERY OF PRICE SPREADS BETWEEN RECYCLED METAL AND PRIMARY ALUMINUM.

                  IT ALSO DOES NOT APPEAR THAT YOU REVISED SEGMENT MD&A FOR THE ANNUAL PERIODS TO QUANTIFY THE EXTENT TO WHICH EACH REASON CONTRIBUTED TO THE OVERALL CHANGE IN THE SEGMENT LINE ITEM. FOR EXAMPLE, FOR NOVELIS NORTH

Ms. Pamela Ann Long

                  AMERICA, QUANTIFY THE EXTENT TO WHICH LOWER SHIPMENTS AND HIGHER ALUMINUM INPUT COSTS PASSED TO CUSTOMERS EACH LED TO A NET DECREASE IN REVENUES.

                  The Company has revised pages 79 to 80 and 89 through 94 of the Amendment in response to the Staff's comment.

         8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 23. TELL US HOW YOU DETERMINED IT WAS APPROPRIATE TO RECORD THE TRANSFER PRICING ADJUSTMENT IN THE OTHER EXPENSE LINE ITEM INSTEAD OF IN THE INCOME TAXES LINE ITEM.

                  The Company supplementally advises the Staff that the transfer pricing adjustment is recorded on two separate line items on the combined statement of income. A net pre-tax charge of $38 million, which is recorded in "Other expenses (income) - net," is comprised of $44 million relating to an increase in the transfer price charged for the years 1988 through 1995, partially offset by interest revenue of $6 million. The $15 million tax recovery associated with the transfer pricing adjustment is included in "Income taxes."

         CONTRACTUAL OBLIGATIONS; PAGE 83

         9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 26. ITEM 303(a)(5) OF REGULATION S-K REQUIRES YOU TO PROVIDE A TABLE OF YOUR KNOWN CONTRACTUAL OBLIGATIONS. IT WOULD APPEAR THAT YOU ARE CONTRACTUALLY OBLIGATED TO PAY INTEREST UNDER YOUR DEBT AGREEMENTS AS WELL AS MAKE PAYMENTS UNDER YOUR INTEREST RATE SWAP AGREEMENTS. PLEASE SPECIFICALLY TELL US WHAT OTHER SIMILAR "ORDINARY" EXPENSES YOU ARE CONTRACTUALLY OBLIGATED TO PAY WHICH ARE NOT INCLUDED IN THE TABLE OF CONTRACTUAL OBLIGATIONS. AS YOU HAVE INCLUDED INTEREST PAYMENT AMOUNTS AS OF SEPTEMBER 30, 2004, PLEASE ALSO PROVIDE THIS INFORMATION AS OF DECEMBER 31, 2003.

                  The Company has revised the table of contractual obligations on page 87 of the Amendment to reflect interest payment amounts as of December 31, 2003. The Company supplementally advises the Staff that there are no other expenses that the Company is contractually obligated to pay which are not included in the table of contractual obligations.


DESCRIPTION OF OUR SHARE CAPITAL; PAGE 124

         INITIAL DISTRIBUTION OF OUR COMMON SHARES; PAGE 126

         10. PLEASE DISCLOSE THE INFORMATION YOU PROVIDED IN RESPONSE TO COMMENT 31 OF OUR PREVIOUS LETTER TO YOUR FILING.

                  The Company has revised its disclosure on page 129 of the Amendment in response to the Staff's comment.

Ms. Pamela Ann Long


AUDITED FINANCIAL STATEMENTS; PAGE F-1

         NOTE 1.  NATURE OF OPERATIONS; PAGE F-7

         11. THE DESCRIPTION OF THE SIERRE AND NEUHAUSEN AGREEMENTS ON PAGES 56 AND 57 INDICATE THAT CERTAIN ASSETS AND LIABILITIES WILL BE TRANSFERRED TO YOU BY ALCAN RELATED TO THE SIERRE AND NEUHAUSEN FACILITIES PURSUANT TO THE TERMS OF THE SEPARATION AND ASSET TRANSFER AGREEMENTS. PLEASE CLARIFY IN YOUR DISCLOSURE WHETHER THESE ASSETS, LIABILITIES, AND RELATED OPERATIONS ARE INCLUDED IN THE HISTORICAL AND/OR PRO FORMA FINANCIAL STATEMENTS PROVIDED.

                  In response to the Staff's comment, the Company has revised its disclosures on pages 4, 64, F-7 and F-57 of the Amendment to include the portions of the facilities located in Sierre and Neuhausen in the description of the businesses being transferred from Alcan and to clarify that all assets, liabilities and operations relating to the portions of these facilities transferred to the Company are included in the Company's historical and pro forma financial statements provided.

         NOTE 2.  BASIS OF PRESENTATION; PAGE F-8

         12. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 37. PLEASE DISCLOSE THAT IT IS NOT PRACTICABLE TO ESTIMATE THE AMOUNT OF EXPENSES YOU WOULD HAVE INCURRED IN EACH OF THE THREE YEARS ENDED DECEMBER 31, 2003 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2004 HAD YOU BEEN AN UNAFFILIATED ENTITY OF ALCAN IN EACH OF THOSE PERIODS.

                  The Company has revised pages F-9 and F-59 of the Amendment under the heading "General Corporate Expenses" to include a statement that it is not practicable to estimate the amount of expenses it would have incurred in each of the three years ended December 31, 2003 and the nine months ended September 30, 2004, had it been an unaffiliated entity of Alcan in each of those periods.

         NOTE 7.  RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES; PAGE F-19

         13. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 27. YOU DISCLOSE THE REMAINING PROVISION OF $31 MILLION AT DECEMBER 31, 2003, RELATED PRINCIPALLY TO EMPLOYEE SEVERANCE AND ENVIRONMENTAL REMEDIATION COSTS, WILL BE PAID OVER AN EXTENDED PERIOD. PLEASE CLARIFY THAT THE ENVIRONMENTAL REMEDIATION AMOUNTS ARE PAYABLE WITHIN ONE YEAR AS YOU STATED IN YOUR RESPONSE. IN ADDITION, PLEASE STATE THE PORTION OF THE $31 MILLION WHICH IS RELATED TO ENVIRONMENTAL REMEDIATION COSTS AS WELL AS PROVIDE THE DISCLOSURES REQUESTED FOR BY SAB TOPIC 5:Y.

                  The Company has revised pages F-20 and F-61 to F-62 of the Amendment in response to the Staff's comment.

Ms. Pamela Ann Long


         NOTE 12.  SALES OF RECEIVABLES; PAGE F-27

         14. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 43. AS PREVIOUSLY REQUESTED, PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE GREATER DETAIL OF THE STRUCTURE OF YOUR RECEIVABLE SALES AS WELL AS HOW YOU DETERMINED THAT YOU MET THE CRITERIA IN PARAGRAPH 9 OF SFAS 140 IN TREATING THE AMOUNTS YOU DID AS SALES.

                  The Company has revised its disclosure on page F-28 of the Amendment in response to the Staff's comment.

         NOTE 19.  COMMITMENTS AND CONTINGENCIES; PAGE F-31

         15. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 29. PLEASE PROVIDE THE DISCLOSURES UNDER THE HEADING "ENVIRONMENTAL MATTERS" ON PAGES 49 THROUGH 51 IN YOUR NOTES TO FINANCIAL STATEMENTS. IN ADDITION, PLEASE ALSO INDICATE THE AMOUNTS ACCRUED FOR EACH SITE.

                  The Company has revised pages F-32 through F-34 and F-65 through F-67 of the Amendment to include the disclosures under the heading "Our Business -- Legal proceedings -- Environmental matters" on pages 50 - 52 of the Amendment.

                  The Company supplementally advises the Staff that it has already provided the amount of its estimated potential liabilities for environmental remediation costs relating to each of the sites in the existing disclosures. For the information of the Staff, the table below sets forth the amount accrued for each of these sites as of December 31, 2003:


                                                            Amount accrued
                                                           December 31, 2003
                                                           -----------------
PAS Site                                                           $16
Oswego North Ponds                                                  25
Tri-Cities Site                                                      2
Quanta Resources Facility                                            1
Sealand Site                                                         3
Other                                                                5
                                                                   ---
                                                                   $52
                                                                   ===

         NOTE 26. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES; PAGE F-40

         16. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 45. AS PREVIOUSLY REQUESTED, PLEASE DISCLOSE WHY ADJUSTMENT (e) DESCRIBED AS JOINT VENTURES RESULTS IN A

Ms. Pamela Ann Long


                  REDUCTION TO COST OF SALES AND OPERATING EXPENSES OF $35 MILLION AND AN ADDITION OF DEPRECIATION AND AMORTIZATION EXPENSES OF $32 MILLION.

                  In response to the Staff's comment, the Company has revised page F-44 of the Amendment under the heading "(E) Joint Ventures" to include an additional explanation for adjustment (e).

INTERIM FINANCIAL STATEMENTS; PAGE F-49

         GENERAL

         17. PLEASE ADDRESS THE COMMENTS ABOVE IN YOUR INTERIM FINANCIAL STATEMENTS AS WELL.

                  In response to the Staff's comments, the Company has made appropriate conforming changes to its interim combined financial statements included in the Amendment.

         NOTE 3.  SALES AND ACQUISITIONS OF BUSINESSES - 2004, PAGE F-57

         18. PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 20 OF SFAS 146 RELATED TO THE CONSOLIDATION OF THE U.K. ALUMINUM SHEET ROLLING ACTIVITIES.

                  The Company has revised pages F-51 and F-60 of the Amendment in response to the Staff's comment.

                                     * * *

                  The Company notes for the information of the Staff that concurrent with the filing of the Amendment via EDGAR, the Company is requesting confidential treatment of information omitted from some of the exhibits to the Amendment, under the Securities and Exchange Commission's rules pursuant to a confidential treatment request submitted separately.

                  The Company is grateful for the Staff's assistance in this matter. As the Staff is aware, the Company intends that its reorganization transactions become effective on January 1, 2005. The Company looks forward to continuing to work with the Staff, with the hope that the Staff will be able to complete its review of the Registration Statement by the end of this month.

Ms. Pamela Ann Long


                  If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Sarah P. Payne on (650) 461-5669.

                                                       Very truly yours,

                                                       /s/ Scott D. Miller

                                                       Scott D. Miller

cc:      Nudrat Salik
         Rufus Decker
         Matt Franker
         (Securities and Exchange Commission)

         David McAusland
         Roy Millington
         Tom Harrington
         (Alcan Inc.)

         Brian W. Sturgell
         Geoffrey P. Batt
         Jo-Ann Longworth
         (Novelis Inc.)

         Norman M. Steinberg
         Andrew Bleau
         Niko Veilleux
         (Ogilvy Renault)

         Sarah P. Payne
         Xiaodong Yi
         (Sullivan & Cromwell LLP)